UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

FORTY SEVEN, INC.

(Name of Subject Company (Issuer))

TORO MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

34983P104

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,949,381,117.36	$ 642,429.67

*             Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,151,481 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Forty Seven, Inc. (“Forty Seven”) multiplied by $95.50, (ii) 1,341,064 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $95.50, and (iii) 2,924,066 Shares issuable pursuant to outstanding unvested stock options multiplied by $76.21 (which is $95.50 minus the weighted average exercise price for such options of $19.29 per share). The calculation of the filing fee is based on information provided by Forty Seven as of February 29, 2020.

**      The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 642,429.67	Filing Party:	Toro Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 10, 2020

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Toro Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on March 10, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Forty Seven, Inc., a Delaware corporation (“Forty Seven”), at a price of $95.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated March 10, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase:

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings Related to the Tender Offer” on page 57 of the Offer to Purchase with the following:

“Legal Proceedings Related to the Tender Offer.

On March 16, 17, 20 and 26, 2020, complaints were filed in federal courts by purported stockholders of Forty Seven regarding the Merger. The first complaint, filed on an individual basis by the plaintiff, is captioned Stephen Bushansky v. Forty Seven, Inc., et al., No. 3:20-cv-01853 (N.D. Cal. filed Mar. 16, 2020). The second complaint, filed as a putative class action, is captioned Joseph Post v. Forty Seven, Inc., et al., No. 1:20-cv-00377 (D. Del. filed Mar. 17, 2020). The third complaint, filed on an individual basis by the plaintiff, is captioned Jason Augustine v. Forty Seven, Inc., et al., No. 5:20-cv-01978 (N.D. Cal. filed Mar. 20, 2020). The fourth complaint, filed on an individual basis by the plaintiff, is captioned Glenn Parr v. Forty Seven, Inc., et al., No. 3:20-cv-02104 (N.D. Cal. filed Mar. 26, 2020). The fifth complaint, filed on an individual basis by the plaintiff, is captioned Cole Demyon v. Forty Seven, Inc., et al., No. 5:20-cv-02111 (N.D. Cal. filed Mar. 26, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants Forty Seven and each member of the Forty Seven Board. The Post complaint additionally names as defendants Parent and Purchaser. The Federal Complaints allege violations of Section 14(e) of the Exchange Act against all defendants, and assert violations of Section 20(a) of the Exchange Act against the individual defendants. The Post complaint additionally alleges a violation of Section 14(d) of the Exchange Act against all defendants and a violation of Section 20(a) of the Exchange Act against Parent and Purchaser, and the Demyon complaint additionally alleges breach of the fiduciary duty of candor against the individual defendants. The plaintiffs contend that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees. The Post and Parr complaints additionally seek dissemination of a recommendation statement that discloses certain information requested by that plaintiff, and the Augustine and Demyon complaints seek an accounting of purported damages. Parent and Purchaser believe the claims asserted in the Federal Complaints are without merit.

On March 20, 2020, a complaint was filed in state court by a purported stockholder of Forty Seven regarding the Merger. The complaint, filed as a putative class action, is captioned Darryl Hawkins v. Forty Seven, Inc., et al., case number pending (Cal. Super. Ct., San Mateo, filed Mar. 20, 2020). The Hawkins complaint names as defendants Forty Seven and certain members of the Forty Seven Board. The Hawkins complaint alleges breach of fiduciary duty claims against the individual defendants and an aiding and abetting breach of fiduciary duty claim against Forty Seven. The plaintiff contends that the Transactions are unfair and undervalue Forty Seven, and that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Hawkins complaint seeks (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) injunctive relief directing the individual defendants to commence a sale process; (iv) an accounting of purported damages; and (v) an award of plaintiff’s expenses and attorneys’ fees. Parent and Purchaser believe the claims asserted in the Hawkins complaint are without merit.

Additional lawsuits may be filed against Forty Seven, the Forty Seven Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the last paragraph of the subsection titled “Antitrust,” as such paragraph was added by Amendment No. 1 to the Offer to Purchaser filed with the SEC on March 12, 2020, with the following paragraph:

“On March 12, 2020, each of Parent and Forty Seven filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on March 27, 2020. Accordingly, the HSR Condition in Section 13—“Conditions of the Offer” has been satisfied.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(M)                      Press Release of Parent, dated March 30, 2020, announcing expiration of the waiting period under the HSR Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

TORO MERGER SUB, INC.

By:	/s/ BRETT A. PLETCHER
	Name:	Brett A. Pletcher
	Title:	Secretary and Director

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
	Name:	Brett A. Pletcher
	Title:	Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary